                               FORM 11-K


         FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
           AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


/ x / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 For the fiscal year ended July 31, 1994


                                 OR


/   / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from          to



                     Commission file number 1-1822



                        LACLEDE GAS COMPANY
                     WAGE DEFERRAL SAVINGS PLAN

                        LACLEDE GAS COMPANY
                         720 OLIVE STREET
                     ST. LOUIS, MISSOURI 63101

Financial Statements and Exhibit


                                                                  Page No.




(a)  Financial Statements

     Table of Contents                                              F-1
     Independent Auditors' Report                                   F-2
     Statements of Net Assets Available for
       Benefits as of July 31, 1994 and 1993                        F-3
     Statements of Changes in Net Assets
       Available for Benefits for the Years
       Ended July 31, 1994 and 1993                                 F-4
     Notes to Financial Statements                               F-5 - F-9
     Supplemental Schedule 1 - Schedule of
       Assets Held for Investment Purposes
       at July 31, 1994                                             F-10
     Supplemental Schedule 5 - Schedule of
       Reportable Transactions in Excess of
       Five Percent of the Current Value of
       Plan Assets for the Year Ended
       July 31, 1994                                                F-11

(b)  Exhibit

     Consent of Independent Public Accountants


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Laclede Gas Company
Wage Deferral Savings Plan
- --------------------------
(Registrant)

/ s / ROBERT J. CARROLL
- -------------------------------------
      Robert J. Carroll
      Senior Vice President - Finance

Date: January 24, 1995

Laclede Gas Company
Wage Deferral Savings Plan

Financial Statements for the Years Ended July 31, 1994 and 1993, Supplemental Schedules for the Year Ended July 31, 1994 and Independent Auditors' Report

Laclede Gas Company
Wage Deferral Savings Plan


Table of Contents                                                  Page


Independent Auditors' Report                                         1

Financial Statements as of July 31, 1994 and 1993 and for the Years Then Ended:

  Statements of Net Assets Available for Benefits                    2

  Statements of Changes in Nets Assets Available for Benefits        3

  Notes to Financial Statements                                    4 - 8

Supplemental Schedules as of July 31, 1994 and for the Year
Then Ended:

  Schedule 1 - Schedule of Assets Held for Investment Purposes       9

  Schedule 5 - Schedule of Reportable Transactions                  10


As to the other information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, Schedules 2, 3 and 4 are omitted because of the absence of conditions under which they are required.


INDEPENDENT AUDITORS' REPORT


Laclede Gas Company
Wage Deferral Savings Plan:

We have audited the accompanying financial statements of Laclede Gas Company Wage Deferral Savings Plan as of July 31, 1994 and 1993 and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
- -------------------------
    Deloitte & Touche LLP

    January 6, 1995


Laclede Gas Company
Wage Deferral Savings Plan

Statements of Net Assets Available for Benefits
July 31, 1994 and 1993


                                                          1994       1993
                                                      ----------- -----------

INVESTMENTS:

Laclede Gas Company Common Stock                      $18,147,677 $15,658,976

Boatmen's Collective Employee Benefit Trust
  Fund I                                                6,577,240   5,665,131

Boatmen's Collective Employee Benefit Trust
  Fund Intermediate Plus                                3,048,372   3,020,715

Boatmen's Collective Employee Benefit Trust
  Fund S                                                3,827,997   4,282,485

Loans to Participants                                   2,343,751   1,769,040
                                                      ----------- -----------
  Total Investments                                    33,945,037  30,396,347
                                                      ----------- -----------
ACCOUNTS RECEIVABLE:
Employee Contributions                                     86,322      71,853
Employer Contributions                                     24,177      22,162
                                                      -----------  ----------
  Total Receivables                                       110,499      94,015
                                                      -----------  ----------
ACCRUED INCOME                                             14,214      12,540
                                                      ----------- -----------
TOTAL ASSETS                                           34,069,750  30,502,902
                                                      ----------- -----------

CASH OVERDRAFT                                            (66,834)

PENDING PURCHASE PAYABLE                                  (48,026)   (134,623)
                                                      ----------- -----------
TOTAL LIABILITIES                                        (114,860)   (134,623)
                                                      ----------- -----------
NET ASSETS AVAILABLE FOR BENEFITS                     $33,954,890 $30,368,279
                                                      =========== ===========

See notes to financial statements.



Laclede Gas Company
Wage Deferral Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended July 31, 1994 and 1993

                                                           1994       1993
                                                       ----------- -----------
CONTRIBUTIONS:
Employee                                               $ 3,766,199 $ 3,335,201
Employer                                                 1,162,733   1,049,523
                                                       ----------- -----------
                                                         4,928,932   4,384,724
                                                       ----------- -----------
TRANSFERS:
From other funds                                         1,577,835     569,929
From other plans                                            25,663      21,744
                                                       ----------- -----------
                                                         1,603,498     591,673
                                                       ----------- -----------
INVESTMENT INCOME:
Interest                                                   311,781     291,232
Dividends                                                  884,906     718,644
Net appreciation in fair value of investments                        3,568,271
                                                       ----------- -----------
                                                         1,196,687   4,578,147
                                                       ----------- -----------

TOTAL ADDITIONS                                          7,729,117   9,554,544
                                                       ----------- -----------
TRANSFERS:
To other funds                                           1,577,835     569,929
To other plans                                             191,349     137,086
                                                       ----------- -----------
                                                         1,769,184     707,015
                                                       ----------- -----------
INVESTMENT LOSS:
Net depreciation in fair value of investments            1,434,661

DISTRIBUTIONS TO PARTICIPANTS                              938,661     747,039
                                                       ----------- -----------
TOTAL DEDUCTIONS                                         4,142,506   1,454,054
                                                       ----------- -----------

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS            3,586,611   8,100,490

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR                                       30,368,279  22,267,789
                                                       ----------- -----------
END OF YEAR                                            $33,954,890 $30,368,279
                                                       =========== ===========

See notes to financial statements.



Laclede Gas Company
Wage Deferral Savings Plan

Notes to Financial Statements
Years Ended July 31, 1994 and 1993

1.  Summary of Significant Accounting Policies

The accompanying financial statements of the Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

The Plan's investments are stated at the market value of the underlying assets, which are determined by quoted market prices. Realized gains or losses on security transactions are determined using the average cost method.

2.  Information Regarding the Plan

The following description pertains to the Plan as in effect during the years ended July 31, 1994 and 1993.

To be eligible to participate in the Plan, an employee must be a member of a collective bargaining unit, complete one year of service and attain the age of 21 or over.

The cost of Plan administration is paid by Laclede Gas Company (the
"Company").

The Plan provides for voluntary employee contributions expressed as a percentage of compensation in one-tenth increments (minimum of 0.9%) or in dollar or half-dollar amounts (minimum $5.00), up to 12% of the participant's compensation. The maximum amount a participant may defer increases to 15% effective August 1, 1994. Employee contributions up to 5% of a participant's compensation are matched one-half by the Company; beginning August 1, 1995, employee contributions up to 6% of compensation will receive a fifty percent match. Total contributions may not exceed the limitations on deferrals under
Section 402 of the Internal Revenue Code (as such limitation is or may be adjusted by Section 415(d)) for an individual's taxable year.

Employees may change the amount of their contribution periodically. All contributions are immediately 100% vested.


Contributions to the Plan are invested in one or more of four investment funds at the option of the employee. A minimum of 25% of the employee's contribution must be directed into each fund utilized.

Participants are able to obtain loans of defined amounts from their accounts, subject to approval by the Plan Administrator.

Distributions are generally made to participants upon retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a distribution of their entire account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in the Laclede Gas Company Stock Fund may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan Administrator and are limited to the employees' elective deferrals, plus related earnings as of December 31, 1988, less amounts previously distributed due to hardship.

The Company authorized a two-for-one common stock split effective February 11, 1994, and the number of shares for last year have been restated to reflect this split. In addition, Boatmen's Collective Employee Benefit Trust Fund I split during the year, and last year's shares have been restated using the factor 7.555547.

Additional information regarding the various funds as of July 31, 1994 and 1993 is presented below:

Laclede Gas Company Stock Fund:

Investments:

(a)  Boatmen's Collective Employee Benefit Trust Fund S

     1994 - 217,348 units (cost and market value - $217,348)

     1993 - 114,256 units (cost and market value - $114,256)

(b)  Laclede Gas Company Common Stock

     1994 - 829,608.104 shares (cost - $15,890,470, market value -
            $18,147,677)

     1993 - 655,873.350 shares (cost - $11,402,039, market value -
            $15,658,976)


Net Appreciation in Fair Value of Investments:

                                                        1994         1993


     Change in Unrealized Appreciation/(Depreciation) $(1,694,075) $ 2,780,347
     Realized Gain on Sale                                    276       67,259
                                                      -----------  -----------
     Net Appreciation/(Depreciation) of Investments   $(1,693,799) $ 2,847,606
                                                      ===========  ===========


Number of Participants:

     1994 - 1,290
     1993 - 1,174


Equity Fund:

Investments:

(a)  Boatmen's Collective Employee Benefit Trust Fund S

     1994 - 26,254 units (cost and market value - $26,254)

     1993 - 126,158 units (cost and market value - $126,158)

(b)  Boatmen's Collective Employee Benefit Trust Fund I

     1994 - 633,996 units (cost - $4,997,356, market value - $6,577,240)

     1993 - 507,861 units (cost - $4,272,991, market value - $5,665,131)

Net Appreciation in Fair Value of Investments:

                                                        1994         1993


     Change in Unrealized Appreciation                $  286,059   $  414,521
     Realized Gain on Sale                                15,792            -
                                                      ----------   ----------
     Net Appreciation of Investments                  $  301,851   $  414,521
                                                      ==========   ==========

Number of Participants:

     1994 - 805
     1993 - 801


Fixed Income Fund:

Investments:

(a)  Boatmen's Collective Employee Benefit Trust Fund S

     1994 - 11,092 units (cost and market value - $11,092)

     1993 - 54,617 units (cost and market value - $54,617)

(b)  Boatmen's Collective Employee Benefit Trust Fund Intermediate Plus

     1994 - 298,485 units (cost - $2,470,256, market value - $3,048,372)

     1993 - 292,207 units (cost - $2,294,823, market value - $3,020,715)

Net Appreciation in Fair Value of Investments:

                                                        1994        1993


     Change in Unrealized Appreciation/(Depreciation) $  (38,570) $  305,929
     Realized Gain/(Loss) on Sale                         (4,143)        215
                                                      ----------  ----------
     Net Appreciation/(Depreciation) of Investments   $  (42,713) $  306,144
                                                      ==========  ==========


Number of Participants:

     1994 - 513
     1993 - 503


Money Market Fund:

Investments:

Boatmen's Collective Employee Benefit Trust Fund S

     1994 - 3,573,303 units (cost and market value - $3,573,303)

     1993 - 3,987,454 units (cost and market value - $3,987,454)

Net Appreciation in Fair Value of Investments:

     Money market funds do not experience unrealized appreciation or depreciation, realized gains or realized losses.


Number of Participants:

     1994 - 531
     1993 - 630

The foregoing description is provided for informational purposes only and in case of conflict or discrepancy with the Plan text, the text governs.

3.  Distributions Payable

As of July 31, 1994, distributions payable to Plan participants amounted to $54,813.

4.  Investments Representing 5% of Net Assets

The following investments represent 5% or more of the net assets available for benefits:

                                               1994         1993

  Laclede Gas Company Common Stock         $18,147,677  $15,658,976
  Boatmen's Collective Employee
    Benefit Trust Fund I                     6,577,240    5,665,131
  Boatmen's Collective Employee
    Benefit Trust Fund Intermediate
    Plus                                     3,048,372    3,020,715
  Boatmen's Collective Employee
    Benefit Trust Fund S                     3,827,997    4,282,485
  Loans to Participants                      2,343,751    1,769,040


5.  Tax Status

The Plan qualifies as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. The Company has received a determination letter from the Internal Revenue Service that the Plan qualifies as a tax-exempt plan, subject to periodic review of the Plan provisions. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution.


Laclede Gas Company
Wage Deferral Savings Plan

Supplemental Schedule 1
Schedule of Assets Held for Investment Purposes
July 31, 1994


(a)     (b)(c)                                      (d)          (e)

      Description                                  Cost      Current Value


      Laclede Gas Company Stock Fund:
        217,348 units of Boatmen's Collective
          Employee Benefit Trust Fund S        $   217,348   $   217,348

        829,608.104 Shares of Laclede
          Gas Company Common Stock              15,890,470    18,147,677

      Equity Fund:
        26,254 units of Boatmen's Collective
          Employee Benefit Trust Fund S             26,254        26,254

        633,996 units of Boatmen's Collective
           Employee Benefit Trust Fund I         4,997,356     6,577,240

      Fixed Income Fund:
        11,092 units of Boatmen's Collective
           Employee Benefit Trust Fund S            11,092        11,092

        298,485 units of Boatmen's Collective
           Employee Benefit Trust Fund
           Intermediate Plus                     2,470,256     3,048,372

      Money Market Fund:
        3,573,303 units of Boatmen's
           Collective Employee Benefit
           Trust Fund S                          3,573,303     3,573,303

      Loans to Participants
        7.00% - 12.00%                                         2,343,751


Laclede Gas Company
Wage Deferral Savings Plan

Supplemental Schedule 5
Schedule of Reportable Transactions
Year Ended July 31, 1994

                                                             (e)(f)
(a)(b)                                     (c)        (d)    (g)(h)  (i)

                                      ......AGGREGATE......         REALIZED
                       NO. OF  NO. OF  $ VALUE     $ VALUE          GAIN
DESCRIPTION OF ASSET PURCHASES SALES  OF PURCHASES OF SALES         ON SALE
- -------------------- --------- ------ ------------ --------- ------ ---------


Laclede Gas Company
  Common Stock           92      24     5,569,405  1,276,913            276

Boatmen's Collective
  Employee Benefit
  Trust Fund S          303     241     7,499,356  7,953,844

Boatmen's Collective
  Employee Benefit
  Trust Fund I           34      19     1,093,988    483,729         15,792



Exhibit to Form 11-K (Wage Deferral Savings Plan)

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-38414 on Form S-8 of our report dated January 6, 1995, appearing in the Annual Report on Form 11-K of Laclede Gas Company Wage Deferral Savings Plan for the year ended July 31, 1994.


/s/  DELOITTE AND TOUCHE LLP
- ----------------------------
     Deloitte and Touche LLP

     January 23, 1995